EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

											One Month
	Year Ended										Ended
	December		Year Ended November								December
	2009		2008		2007		2006		2005		2008
	($ in millions)
Net earnings/(loss)	$13,385		$2,322		$11,599		$9,537		$5,626		$(780)
Add:
Provision/(benefit) for taxes	6,444		14		6,005		5,023		2,647		(478)
Portion of rents representative of an interest factor	145		146		137		135		119		13
Interest expense on all indebtedness	6,500		31,357		41,981		31,688		18,153		1,002

Pre-tax earnings/(loss), as adjusted	$26,474		$33,839		$59,722		$46,383		$26,545		$(243)

Fixed charges(1):
Portion of rents representative of an interest factor	$145		$146		$137		$135		$119		$13
Interest expense on all indebtedness	6,570		31,444		42,051		31,755		18,161		1,008

Total fixed charges	$6,715		$31,590		$42,188		$31,890		$18,280		$1,021

Preferred stock dividend requirements	1,767		283		291		212		25		400

Total combined fixed charges and preferred stock dividends	$8,482		$31,873		$42,479		$32,102		$18,305		$1,421

Ratio of earnings to fixed charges	3.94	x	1.07	x	1.42	x	1.45	x	1.45	x	N/A(2)

Ratio of earnings to combined fixed charges and preferred stock dividends	3.12	x	1.06	x	1.41	x	1.44	x	1.45	x	N/A(2)

(1)	Fixed charges include capitalized interest of $70 million, $87 million, $70 million, $67 million, $8 million and $6 million for years ended December 2009, November 2008, November 2007, November 2006 and November 2005 and one month ended December 2008, respectively.

(2)	Earnings for the one month ended December 2008 were inadequate to cover total fixed charges and total combined fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges and total combined fixed charges and preferred stock dividends were $1.26 billion and $1.66 billion, respectively.